GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

850 WINTER STREET

WALTHAM, MASSACHUSETTS 02451

TELEPHONE: (781) 890-8800        FACSIMILE: (781) 622-1622

January 6, 2014

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler
Christina De Rosa

Re:	Aldexa Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted December 4, 2013

CIK No. 0001341235

Dear Mr. Riedler and Ms. De Rosa:

On behalf of Aldexa Therapeutics, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 31, 2013 relating to the Company’s Confidential Draft Registration Statement on Form S-1, confidentially submitted on December 4, 2013 (the “Draft Registration Statement”).

On behalf of the Company, we are also filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Registration Statement (against the Draft Registration Statement).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

General

1.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

January 6, 2014

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that certain additional exhibits have been filed with the Registration Statement. The Company respectfully advises the Staff that the Company will file all remaining exhibits as soon as possible so that the Staff will have sufficient time to review them prior to effectiveness of the Registration Statement.

2.	Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has included additional graphic and visual information in the “Business” section of the Registration Statement as well as on the inside cover of the Registration Statement. The Company acknowledges that the Staff may have comments regarding this new material. The Company does not anticipate including any additional materials in the Registration Statement.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Company has not engaged in any oral or written communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “33 Act”) in connection with the proposed public offering of the Company’s common stock, nor has any research reports about the Company been published or distributed in reliance upon Section 2(a)(3) of the 33 Act by any broker or dealer that is participating or will participate in the proposed offering. In the event that the Company engages in any such communications or such research reports are published or distributed, the Company hereby agrees to supplementally provide copies of such materials to the Staff.

4.	We will deliver any comments to your confidential treatment request via separate letter. Please be advised that we will have to grant the confidential treatment request before we can act upon any request for effectiveness of the registration statement you will file.

January 6, 2014

RESPONSE TO COMMENT 4:

The Company acknowledges the Staff’s comment and understands that the confidential treatment request must be granted prior to the Commission acting upon any request for effectiveness of the Registration Statement.

Table of Contents

5.	Please revise your table of contents to include a reference to your “Industry and Market Data” section on page 118.

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comment and has revised the table of contents contained in the Registration Statement accordingly.

6.	Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statements that you have not independently verified any third-party information could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information that appears in your registration statement that was obtained from third party sources. Please also revise your disclosure under “Industry and Market Data” on page 118 to conform to this comment.

RESPONSE TO COMMENT 6:

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Prospectus Summary, page 1

Overview, page 1

7.	Please disclose whether the active ingredient or any other essential component of NS2 was developed in house or acquired by means of a license. If the product or intellectual property related to NS2 was acquired or licensed, disclose the terms of the acquisition or the license and file any related agreements as exhibits.

RESPONSE TO COMMENT 7:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that NS2 was developed in-house by the Company. The Company has added language on page 1 of the Registration Statement to disclose that NS2 was discovered by the Company.

8.	Please define the term “corticosteroids” to provide a reasonable investor with an understanding of such term.

January 6, 2014

RESPONSE TO COMMENT 8:

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised page 1 of the Registration Statement to state that “corticosteroids” are commonly used anti-inflammatory agents.

Implications of Being an Emerging Growth Company, page 3

9.	Please expand your disclosure to indicate (as you have indicated on page 55) that you have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act and that, as a result, you will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies. In addition, please remove Bullet Point #3 since you are not taking advantage of the provision listed under that bullet point.

RESPONSE TO COMMENT 9:

The Company acknowledges the Staff’s comment and has revised page 3 of the Registration Statement accordingly.

The Offering, page 4

10.	In the introduction to the listing of excluded shares you indicate that the number of shares of your common stock to be outstanding after your offering is based on 47,642,078 shares of common stock outstanding as of September 30, 2013. It appears that this amount includes the anticipated conversion of your Series A and Series B preferred stock as your financial statements indicate that only approximately 3.9 million shares of your common stock were outstanding at that date. Please revise this introductory sentence to clearly indicate that the amount you disclose includes the assumed conversion of your preferred stock.

RESPONSE TO COMMENT 10:

The Company acknowledges the Staff’s comment and has revised page 4 of the Registration Statement accordingly.

Risk Factors, page 8

“We will require substantial additional funding…,” page 9

11.	The information in this risk factor is duplicative of the information contained in the risk factor on page 29 that begins, “If we fail to obtain the capital necessary…” Please eliminate the risk factor on page 9.

January 6, 2014

RESPONSE TO COMMENT 11:

The Company respectfully acknowledges the Staff’s comment and has deleted the risk factor that begins “We will require additional funding…,” which was on page 9 of the Draft Registration Statement.

“If we are not able to test NS2 in SLS or in other diseases…,” page 11

12.	We note your disclosure that you have filed an IND allowing you to commence a study of NS2 administered as an eye drop in healthy volunteers. It appears that this group of subjects does not relate to any medical condition or pharmaceutical indication. Please expand the risk factor to explain the indication(s) related to the IND you filed and the nature of the additional INDs you will have to file in the future by indication in order to enable you to commence all of the trials you are planning to conduct.

RESPONSE TO COMMENT 12:

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor that begins “If we are not able to test NS2 in SLS or in other diseases…,” to disclose the indications covered by the Company’s IND and the nature of additional INDs the Company anticipates filing in connection with its planned clinical trials.

“If we fail to attract and retain senior management and key commercial…,” page 20

13.	Please disclose any difficulties you have experienced attracting or retaining senior management or key personnel in the past.

RESPONSE TO COMMENT 13:

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor that begins “If we fail to attract and retain senior management and key commercial…,” accordingly.

“If product liability lawsuits are brought against us…,” page 23

14.	Please clarify whether you have already obtained product liability coverage and, if so, please state the amount of coverage you have obtained.

RESPONSE TO COMMENT 14:

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor that begins “If product liability lawsuits are brought against us…,” to disclose that the Company has product liability insurance coverage, which it plans to increase prior to initiating its planned clinical trials.

January 6, 2014

Use of Proceeds, page 38

15.	We note your disclosure that you anticipate you will spend up to $10 million on clinical trials related to NS2. Please expand this discussion to clarify to which of the planned five clinical trials you expect to apply the $10 million and the amount you currently anticipate you will apply to each of these trials. Please also disclose whether the application of these proceeds will allow you to complete the studies for which you expect to use a portion of the proceeds.

RESPONSE TO COMMENT 15:

The Company acknowledges the Staff’s comment and has revised the section of the Registration Statement entitled “Use of Proceeds” accordingly.

Capitalization

Dilution, page 41

16.	Please revise your disclosure of shares excluded from your capitalization and dilution presentations to specifically exclude the options granted in October 2013 consistent with your disclosure in Summary on page 4.

RESPONSE TO COMMENT 16:

The Company acknowledges the Staff’s comment and has revised the section of the Registration Statement entitled “Dilution” accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview

Critical Accounting Policies and Significant Judgments and Estimates

Share-based Compensation, page 47

17.	Disclosures at page 49 list contemporaneous valuations prepared by independent third-party valuation specialist as of particular dates, including October 23, 2008. Disclosures at page 50 under “June 22, 2012 Grant” states the October 2008 was not contemporaneous. Please revise your disclosures to be consistent that this valuation was or was not contemporaneous.

RESPONSE TO COMMENT 17:

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

18.	Please revise your disclosures to clarify why the fair value of your common stock declined from $1.39 per share at June 21, 2013 to $0.88 per share at September 8, 2013 as disclosed in the second footnote to the second table on page 48.

January 6, 2014

RESPONSE TO COMMENT 18:

The Company acknowledges the Staff’s comment and has added additional disclosure to the second footnote accordingly.

19.	Please address the following regarding the valuation of your common stock:

•	Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss in the filing each significant factor contributing to the difference between each valuation and the estimated IPO price.

•	Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent practicable date before requesting effectiveness of your registration statement.

•	Continue to update your disclosure for all equity related transactions through the effectiveness date of the registration statement.

RESPONSE TO COMMENT 19:

The Company acknowledges the Staff’s comments. At this time, the Company is not able to make a conclusive determination regarding the significant factors contributing to the difference between the estimated IPO price and the fair value determined as of the date of the last option grant because the price of the offering or a bona fide public offering price range is not yet known. The Company is currently working with the underwriters to determine an IPO price. The Company respectfully advises the Staff that it will provide the requested information prior to requesting effectiveness of the Registration Statement.

Business, page 60

Overview, page 60

20.	We note your disclosure that “Aldexa was formed as a Delaware corporation in 2004.” Please expand your disclosure to include the information provided in Note 1 to Financial Statements on page F-8. Specifically, please disclose the fact that you operated as Neuron Systems, Inc. from the date of incorporation until December 20, 2012.

RESPONSE TO COMMENT 20:

The Company acknowledges the Staff’s comment and has added additional disclosure to the Registration Statement as requested.

21.	At first use, please define the following terms to provide a reasonable investor with an understanding of such terms:

•	“catabolizes;”

January 6, 2014

•	“mucosal lesion;”

•	“compensatory dermal hypertrophy;”

•	“hyperkeratosis;”

•	“NF-kB;”

•	“intra-peritoneal;”

•	“radiation mucositis;”

•	“primary amine;”

•	“substrates;” and

•	“amine-containing stereoisomers.”

RESPONSE TO COMMENT 21:

The Company acknowledges the Staff’s comment and has revised the Registration Statement as set forth in the table below.

Term	Revision

catabolizes	Term changed to “metabolizes”

mucosal lesion	Term deleted

compensatory dermal hypertrophy	Term changed to “thickening”

hyperkeratosis	Term changed to “thickening”

NF-kB	Definition added at first use

intra-peritoneal	Definition added at first use

radiation mucositis	Definition added at first use

primary amine	Definition added at first use

substrates	Definition added at first use

amine-containing stereoisomers	Changed term to “certain nitrogen-containing”

January 6, 2014

Intellectual Property and Proprietary Rights, page 66

22.	We note your discussion of your patent portfolio. Please disclose the jurisdictions, other than the United States, where patents have been issued and where patent applications have been filed or are pending.

RESPONSE TO COMMENT 22:

The Company acknowledges the Staff’s comment and added disclosure to the Registration Statement regarding the jurisdictions where patents have been issued and where patent applications have been filed or are pending.

Other Intellectual Property Rights, page 66

23.	Please expand your disclosure of the License and Supply Agreement to:

•	indicate the maximum amount of potential milestone payments that you may owe to CyDex Pharmaceuticals, Inc. under the terms of the agreement;

•	clarify, if true, that the patents relate to the excipient which is used in the eye drop formulations of NS2;

•	explain the function of the excipient in the formulation and whether the patents relate to composition of matter or method of use or process; and

•	state when the last of these licensed patents expire.

RESPONSE TO COMMENT 23:

The Company acknowledges the Staff’s comment and has added additional disclosure to the Registration Statement as requested.

Competition, page 67

24.	Please discuss any products you are aware of that are being developed to specifically target any of the four conditions for which you intend to develop NS2. For each known competing product, please disclose the product, the company developing the product and the stage of development. Please also provide a brief reference to competing targeted products in development on page 19 of the risk factor section under the risk factor that begins, “If our competitors develop treatments for the target indications…”

RESPONSE TO COMMENT 24:

The Company acknowledges the Staff’s comment and has added additional disclosure to the Registration Statement.

January 6, 2014

Executive Compensation, page 85

25.	Please be advised that as an S-1 user you will have to update the Executive Compensation section after January 1, 2014 to include 2013 executive compensation information. You should retain the 2012 information in the Summary Compensation Table.

RESPONSE TO COMMENT 25:

The Company acknowledges the Staff’s comment and has added the 2013 executive compensation information.

Description of Capital Stock

Common Stock

Voting Rights, page 98

26.	Please expand your description of your common stock to specify the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

RESPONSE TO COMMENT 26:

The Company acknowledges the Staff’s comment and has added disclosure regarding the vote required by security holders to take action, as required by Item 202(a)(1)(v) of Regulation S-K.

Underwriting

Lock-Up Agreements, page 111

27.	When available, please file a form of the lock-up agreement as an exhibit to your registration statement.

RESPONSE TO COMMENT 27:

The Company acknowledges the Staff’s comment. The form of lock-up agreement attached hereto as Annex A will be filed as an exhibit to the form of underwriting agreement between the Company and the representatives of the underwriter. The underwriting agreement will be filed as an exhibit to the Registration Statement in a subsequent amendment.

Financial Statements

Statements of Operations and Comprehensive Income (Loss), page F-4

28.	Please limit your pro forma income (loss) per share information to the most recent fiscal year and subsequent interim period.

January 6, 2014

RESPONSE TO COMMENT 28:

The Company acknowledges the Staff’s comment and has revised page F-4 of the Registration Statement accordingly.

[Remainder of page intentionally left blank.]

January 6, 2014

*  *  *  *  *

Please do not hesitate to contact me at (781) 795-3507 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Keith J. Scherer

Keith J. Scherer

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

cc:	Todd Brady, M.D., Ph.D., Aldexa Therapeutics, Inc.
Jay K. Hachigian, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

ANNEX A

Form of Lock-Up Agreement

___________ ___, 201_

Aegis Capital Corp.

810 Seventh Avenue, 18th Floor

New York, New York 10019

Ladies and Gentlemen:

This Lock-Up Agreement (this “Agreement”) is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”) between Aldexa Therapeutics, Inc., a Delaware corporation (the “Company”), and Aegis Capital Corp. (“Aegis”), as representative of a group of underwriters (collectively, the “Underwriters”), to be named therein, and the other parties thereto (if any), relating to the proposed initial public offering (the “Offering”) of shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company.

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, and in light of the benefits that the Offering of the Common Stock will confer upon the undersigned in its capacity as a securityholder and/or an officer, director or employee of the Company, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, during the period beginning on and including the date of this Agreement through and including the date that is the 180th day after the date of the Underwriting Agreement (the “Lock-Up Period”), the undersigned will not, without the prior written consent of Aegis, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any shares of Common Stock now owed or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (including, without limitation, Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the Securities Act of 1933, as amended, and as the same may be amended or supplemented on or after the date hereof from time to time (the “Securities Act”) (such shares, the “Beneficially Owned Shares”)) or securities convertible into or exercisable or exchangeable for Common Stock, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers in whole or in part, the economic risk of ownership of the Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (iii) engage in any short selling of the Common Stock.

If (i) during the last 17 days of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs, or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of such material news or material event, as applicable, unless the Representative waives, in writing, such extension; provided, however, that this extension of the Lock-Up Period shall not apply to the extent that FINRA has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an Emerging Growth Company prior to or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the Emerging Growth Company or its stockholders that restricts or prohibits the sale of securities held by the Emerging Growth Company or its stockholders after the initial public offering date.

If the undersigned is an officer or director of the Company, (i) Aegis agrees that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, Aegis will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by Aegis hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

The restrictions set forth in the immediately preceding paragraph shall not apply to:

(1) if the undersigned is a natural person, any transfers made by the undersigned (a) as a bona fide gift to any member of the immediate family (as defined below) of the undersigned or to a trust the beneficiaries of which are exclusively the undersigned or members of the undersigned’s immediate family, (b) by will or intestate succession upon the death of the undersigned, (c) as a bona fide gift to a charity or educational institution, or (d) if the undersigned is or was an officer, director or employee of the Company, to the Company pursuant to the Company’s right of repurchase upon termination of the undersigned’s service with the Company;

(2) if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfers to any stockholder, partner or member of, or owner of a similar equity interest in, the undersigned, as the case may be, if, in any such case, such transfer is not for value;

(3) if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfer made by the undersigned (a) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by this Agreement or (b) to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate (as defined below) of the undersigned and such transfer is not for value;

(4) the exercise by the undersigned of any stock option(s) issued pursuant to the Company’s existing stock option plans, including any exercise effected by the delivery of shares of Common Stock of the Company held by the undersigned; provided, that, the Common Stock received upon such exercise shall remain subject to the restrictions provided for in this Agreement;

(5) the exercise by the undersigned of any warrant(s) issued by the Company prior to the date of this Agreement, including any exercise effected by the delivery of shares of Common Stock of the Company held by the undersigned; provided, that, the Common Stock received upon such exercise shall remain subject to the restrictions provided for in this Agreement;

(6) the occurrence after the date hereof of any of (a) an acquisition by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of 100% of the voting securities of the Company, (b) the Company merges into or consolidates with any other entity, or any entity merges into or consolidates with the Company, (c) the Company sells or transfers all or substantially all of its assets to another person, or (d) provided, that, the Common Stock received upon any of the events set forth in clauses (a) through (c) above shall remain subject to the restrictions provided for in this Agreement; and

(7) transfers consented to, in writing by Aegis;

provided, however, that in the case of any transfer described in clause (1), (2) or (3) above, it shall be a condition to the transfer that (A) the transferee executes and delivers to Aegis, acting on behalf of the Underwriters, not later than one business day prior to such transfer, a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the undersigned and not to the immediate family of the transferee) and otherwise satisfactory in form and substance to Aegis, and (B) if the undersigned is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of Common Stock or Beneficially Owned Shares or any securities convertible into or exercisable or exchangeable for Common Stock or Beneficially Owned Shares during the Lock-Up Period, the undersigned shall include a statement in such report to the effect that, in the case of any transfer pursuant to clause (1) above, such transfer is being made as a gift or by will or intestate succession or, in the case of any transfer pursuant to clause (2) above, such transfer is being made to a stockholder, partner or member of, or owner of a similar equity interest in, the undersigned and is not a transfer for value or, in the case of any transfer pursuant to clause (3) above, such transfer is being made either (a) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets or (b) to another corporation, partnership, limited liability company or other business entity that is an affiliate of the undersigned and such transfer is not for value. In addition, the restrictions sets forth herein shall not prevent the undersigned from entering into a sales plan pursuant to Rule 10b5-1 under the Exchange Act after the date hereof, provided that (i) a copy of such plan is provided to Aegis promptly upon entering into the same and (ii) no sales or transfers may be made under such plan until the Lock-Up Period ends or this Agreement is terminated in accordance with its terms. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.

The undersigned further agrees that (i) it will not, during the Lock-Up Period, make any demand or request for or exercise any right with respect to the registration under the Securities Act of any shares of Common Stock or other Beneficially Owned Shares or any securities convertible into or exercisable or exchangeable for Common Stock or other Beneficially Owned Shares, and (ii) the Company may, with respect to any Common Stock or other Beneficially Owned Shares or any securities convertible into or exercisable or exchangeable for Common Stock or other Beneficially Owned Shares owned or held (of record or beneficially) by the undersigned, cause the transfer agent or other registrar to enter stop transfer instructions and implement stop transfer procedures with respect to such securities during the Lock-Up Period. In addition, the undersigned hereby waives, from the date hereof until the expiration of the 90 day period following the date of the Underwriting Agreement and any extension of such period pursuant to the terms hereof, any and all rights, if any, to request or demand registration pursuant to the Securities Act of any shares of Common Stock that are registered in the name of the undersigned or that are Beneficially Owned Shares.

In the event that the Lock-Up Period is extended beyond the date that is 180 days after the date of the Underwriting Agreement (the “Extension of the Lock-Up Period”), Aegis shall provide written notice promptly, and in no event later than five (5) business days prior to the effective date of such Extension of the Lock-Up Period, to the Company, and the Company will, in turn, notify the undersigned.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement has been duly authorized (if the undersigned is not a natural person), executed and delivered by the undersigned and is a valid and binding agreement of the undersigned. This Agreement and all authority herein conferred are irrevocable and shall survive the death or incapacity of the undersigned (if a natural person) and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned understands that, if (i) the Company notifies Aegis in writing that it does not intend to proceed with the Offering, (ii) the Underwriting Agreement is not executed by March 11, 2014, or (iii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder, then this Agreement shall be void and of no further force or effect.

Very truly yours,

(Name – Please Print)

(Signature)

(Name of Signatory, in the case of entities – Please Print)

(Title of Signatory, in the case of entities – Please Print)

Address: